Exhibit 99.1

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INVENTIVA

Société Anonyme with a Board of Directors

With a share capital of EUR 956,623.91

Registered Office: 50, Rue de Dijon, 21121 Daix

537 530 255 Trade and Companies Register of Dijon

Notice of meeting to the Ordinary and Extraordinary General Meeting dated May 22, 2025

The shareholders of INVENTIVA (the “Company”) are informed that the ordinary and extraordinary general meeting (the “General Meeting”) will be held on May 22, 2025 at 9 a.m., at: Hôtel Villa M, 24-30, boulevard Pasteur – 75015 Paris, France.

The Ordinary and Extraordinary General Meeting will have to deliberate on the following agenda:

Agenda

Reading of the reports of the Board of Directors and the Statutory Auditors;

Ordinary items

1.	Approval of the statutory financial statements for the financial year ended December 31, 2024;

2.	Approval of the consolidated financial statements for the financial year ended December 31, 2024;

3.	Appropriation of profit/loss for the financial year ended December 31, 2024;

4.	Approval of the expenses and charges referred to in Article 39(4) of the French General Tax Code;

5.	Approval of the subscription agreement for royalty certificates issued by the Company signed on July 17, 2024 between the Company and Biotechnology Value Fund Partners L.P., in accordance with Articles L.225-38 et seq. of the French Commercial Code;

6.	Approval of the subscription agreement for new shares and pre-funded warrants issued by the Company signed on October 17, 2024 between the Company and Biotechnology Value Fund Partners L.P., in accordance with Articles L.225-38 et seq. of the French Commercial Code;

7.	Approval of the transfer of know-how and communication agreement signed on December 11, 2024 between the Company and its Deputy Chief Executive Officer, in accordance with Articles L.225-38 et seq. of the French Commercial Code;

8.	Approval of the subscription agreement for new shares issued by the Company signed on December 13, 2024 between the Company and Samsara BioCapital L.P., in accordance with Articles L.225-38 et seq. of the French Commercial Code;

9.	Approval of the subscription agreement for pre-funded warrants issued by the Company signed on December 13, 2024 between the Company and Samsara BioCapital L.P., in accordance with Articles L.225-38 et seq. of the French Commercial Code;

10.	Final approval of the fixed and variable compensation paid or awarded to Mr. Mark Pruzanski in his capacity as Chairman of the Board of Directors for the financial year ended December 31, 2024 (from December 13, 2024);

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11.	Final approval of the fixed and variable compensation paid or awarded to Mr. Frédéric Cren in his capacity as Chairman of the Board of Directors and Chief Executive Officer until December 13, 2024 and as Chief Executive Officer from December 13, 2024 for the financial year ended December 31, 2024;

12.	Final approval of the fixed and variable compensation paid or awarded to Mr. Pierre Broqua in his capacity as Deputy Chief Executive Officer for the financial year ended December 31, 2024;

13.	Approval of the information on corporate officers' compensation included in the corporate governance report and referred to in Article L.22-10-9 I. of the French Commercial Code;

14.	Approval of the compensation policy for Mr. Mark Pruzanski in his capacity as Chairman of the Board of Directors;

15.	Approval of the compensation policy for Mr. Frédéric Cren in his capacity as Chief Executive Officer;

16.	Approval of the compensation policy for Mr. Pierre Broqua in his capacity as Deputy Chief Executive Officer;

17.	Total compensation paid to members of the Board of Directors;

18.	Approval of the compensation policy of the Company's directors;

19.	Appointment of Ms. Renée Aguiar-Lucander, as Director of the Company;

20.	Renewal of the Director's mandate of Mr. Frédéric Cren;

21.	Renewal of the Director's mandate of Cell+;

22.	Authorization granted to the Board of Directors to buyback the Company's shares;

Extraordinary items

23.	Authorization to the Board of Directors to reduce the share capital by cancellation of shares;

24.	Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, with shareholders’ preemptive subscription rights maintained;

25.	Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, without shareholders’ preemptive subscription rights, by way of public offerings, excluding offers referred to in Article L.411-2- 1° of the French Code monétaire et financier;

26.	Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, without shareholders’ preemptive subscription rights, by way of public offerings referred to in Article L.411-2 1° of the French Code monétaire et financier;

27.	Delegation of authority to the Board of Directors to increase the share capital of the company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, reserved for certain specific categories of beneficiaries, without shareholders’ preemptive subscription rights;

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28.	Delegation of authority to the Board of Directors to increase the share capital of the company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, in favor of one or more persons specifically designated by the Board of Directors, without shareholders’ preemptive subscription rights;

29.	Delegation of authority to the Board of Directors to increase the share capital of the company by issuance of ordinary shares, immediately or in the future, reserved for certain specific categories of beneficiaries meeting specific characteristics within the framework of an equity financing agreement on the U.S. market called "At-the-market" or "ATM", without shareholders’ preemptive subscription rights;

30.	Authorization to the Board of Directors to increase the number of securities to be issued as part of share capital increases with or without shareholders’ preemptive subscription rights;

31.	Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares and securities giving access to the share capital of the Company, immediately or in the future, as part of a public exchange offer initiated by the Company;

32.	Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, in consideration for contributions in kind within the limits set by legal and regulatory provisions, excluding the case of a public exchange offer initiated by the Company;

33.	Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company immediately or in the future by the company reserved for members of a company savings plan to be set up by the Company under the conditions provided for in Article L.3332-18 et seq. of the French Code du travail, without shareholders' preferential subscription rights;

34.	Delegation of authority to the Board of Directors to increase the share capital of the Company by incorporating reserves, profits or premiums;

35.	Decision to be taken in application of article L. 225-248 of the French Commercial Code (shareholders' equity less than half the share capital);

36.	Harmonization of the articles of association of the Company with applicable laws and regulations, including some provisions of the French Law no. 2024-537 of June 13, 2024 aimed at increasing business financing and France's attractiveness;

On an ordinary basis

37.	Power for formalities.

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DRAFT TEXT OF RESOLUTIONS

TO BE SUBMITTED TO THE VOTE

OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETING

OF MAY 22, 2025

ORDINARY RESOLUTIONS

FIRST RESOLUTION (Approval of the statutory financial statements for the financial year ended December 31, 2024)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the Board of Directors' management report and the Statutory Auditors' general report on the annual statutory financial statements,

Approves the financial statements for the financial year ended December 31, 2024 as presented, including the balance sheet, income statement and appendix to the financial statements, as well as the transactions reflected in these financial statements and summarized in these reports, showing a net accounting loss of EUR 126,612,491.29.

SECOND RESOLUTION (Approval of the consolidated financial statements for the financial year ended December 31, 2024)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the Board of Directors' management report and the Statutory Auditors' general report on the consolidated financial statements,

Approves the consolidated financial statements for the financial year ended December 31, 2024 as presented, as well as the transactions reflected in these accounts or summarized in these reports.

THIRD RESOLUTION (Appropriation of profit/loss for the financial year ended December 31, 2024)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the management report of the Board of Directors, as well as the general report of the Statutory Auditors,

Having recorded that the annual financial statements showed a net accounting loss of EUR 126,612,491.29,

Resolves to wholly allocate this net accounting loss of EUR 126,612,491.29 to the "Report à Nouveau" account, bringing its debit amount to EUR 375,629,268.86.

Notes that no dividend has been distributed since the Company's incorporation.

FOURTH RESOLUTION (Approval of the expenses and charges referred to in Article 39(4) of the French General Tax Code)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the management report of the Board of Directors, as well as the general report of the Statutory Auditors, acting in accordance with the provisions of Article 223 quater of the French General Tax Code,

Approves the non-deductible expenses and charges for tax purposes, referred to in Article 39, paragraph 4 of the said Code, which amount to EUR 10,217 for the financial year 2024, and acknowledges the absence of corporate income tax borne in respect of these expenses and charges in view of the loss for said financial year.

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FIFTH RESOLUTION (Approval of the subscription agreement for royalty certificates issued by the Company signed on July 17, 2024 between the Company and Biotechnology Value Fund Partners L.P., in accordance with Articles L.225-38 et seq. of the French Commercial Code)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the special report of the Statutory Auditors on related-party agreements referred to in Article L.225-38 seq. of the French Commercial Code, acknowledges the conclusions of this report and in particular the information relating to agreements entered into and authorized in prior years, the performance of which continued in the year ended December 31, 2024, and approves the subscription agreement for royalty certificates issued by the Company entered into on July 17, 2024 between the Company and Biotechnology Value Fund Partners L.P. (acting on behalf of funds and entities it manages) (“BVF”).

SIXTH RESOLUTION (Approval of the subscription agreement for new shares and pre-funded warrants issued by the Company signed on October 17, 2024 between the Company and Biotechnology Value Fund Partners L.P., in accordance with Articles L.225-38 et seq. of the French Commercial Code)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the special report of the Statutory Auditors on related-party agreements referred to in Article L.225-38 seq. of the French Commercial Code, approves the subscription agreement for new shares and pre-funded warrants issued by the Company entered into on October 17, 2024 between the Company and BVF.

SEVENTH RESOLUTION (Approval of the transfer of know-how and communication agreement signed on December 11, 2024 between the Company and its Deputy Chief Executive Officer, in accordance with Articles L.225-38 et seq. of the French Commercial Code)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the special report of the Statutory Auditors on related-party agreements referred to in Article L.225-38 seq. of the French Commercial Code, approves the know-how transfer and communication agreement entered into on December 11, 2024 between the Company and its Deputy Chief Executive Officer.

EIGHTH RESOLUTION (Approval of the subscription agreement for new shares issued by the Company signed on December 13, 2024 between the Company and Samsara BioCapital L.P., in accordance with Articles L.225-38 et seq. of the French Commercial Code)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the special report of the Statutory Auditors on related-party agreements referred to in Article L.225-38 seq. of the French Commercial Code, approves the subscription agreement for new shares issued by the Company entered into on December 13, 2024 between the Company and Samsara BioCapital L.P. (“Samsara”).

NINTH RESOLUTION (Approval of the subscription agreement for pre-funded warrants issued by the Company signed on December 13, 2024 between the Company and Samsara BioCapital L.P., in accordance with Articles L.225-38 et seq. of the French Commercial Code)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the special report of the Statutory Auditors on related-party agreements referred to in Article L.225-38 seq. of the French Commercial Code, approves the subscription agreement for pre-funded warrants issued by the Company entered into on December 13, 2024 between the Company and Samsara.

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TENTH RESOLUTION (Final approval of the fixed and variable compensation paid or awarded to Mr. Mark Pruzanski in his capacity as Chairman of the Board of Directors for the financial year ended December 31, 2024 (from December 13, 2024))

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the report on corporate governance referred to in Article L.225-37 of the French Commercial Code,

Approves, pursuant to article L.22-10-34 II. of the French Commercial Code, the fixed, variable and exceptional elements composing the total compensation and benefits of any kind paid during the previous fiscal year or awarded in respect of the same financial year to Mr. Mark Pruzanski in his capacity as Chairman of the Board of Directors (from December 13, 2024), contained therein, as presented in the Universal Registration Document including the 2024 Annual Financial Report, Part 3, Section 3.5.1.5.

ELEVENTH RESOLUTION (Final approval of the fixed and variable compensation paid or awarded to Mr. Frédéric Cren in his capacity as Chairman of the Board of Directors and Chief Executive Officer until December 13, 2024 and as Chief Executive Officer from December 13, 2024 for the financial year ended December 31, 2024)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the report on corporate governance referred to in Article L.225-37 of the French Commercial Code,

Approves, pursuant to article L.22-10-34 II. of the French Commercial Code, the fixed, variable and exceptional elements composing the total compensation and benefits of any kind paid during the previous fiscal year or awarded in respect of the same financial year to Mr. Frédéric Cren in his capacity as Chairman of the Board and Chief Executive Officer until December 13, 2024 then as Chief Executive Officer from December 13, 2024, contained therein, as presented in the Universal Registration Document including the 2024 Annual Financial Report, Part 3, Section 3.5.1.5.

TWELFTH RESOLUTION (Final approval of the fixed and variable compensation paid or awarded to Mr. Pierre Broqua in his capacity as Deputy Chief Executive Officer for the financial year ended December 31, 2024)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the report on corporate governance referred to in Article L.225-37 of the French Commercial Code,

Approves, pursuant to article L.22-10-34 II. of the French Commercial Code, the fixed, variable and exceptional elements composing the total compensation and benefits of any kind paid during the previous fiscal year or awarded in respect of the same financial year to Mr. Pierre Broqua in his capacity as Deputy Chief Executive Officer, contained therein, as presented in the Universal Registration Document including the 2024 Annual Financial Report, Part 3, Section 3.5.1.5.

THIRTEENTH RESOLUTION (Approval of the information on corporate officers' compensation included in the corporate governance report and referred to in Article L.22-10-9 I. of the French Commercial Code)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the report on corporate governance referred to in Article L.225-37 of the French Commercial Code,

Approves, pursuant to article L.22-10-34 I. of the French Commercial Code, the information mentioned in Article L.22-10-9 I. of the French Commercial Code, contained therein, as presented in the Universal Registration Document including the 2024 Annual Financial Report, Part 3, Section 3.5.1.6.

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FOURTEENTH RESOLUTION (Approval of the compensation policy for Mr. Mark Pruzanski in his capacity as Chairman of the Board of Directors)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the report on corporate governance referred to in Article L.225-37 of the French Commercial Code describing the components of the compensation policy of corporate officers,

Approves, pursuant to article L.22-10-8 II. of the French Commercial Code, the compensation policy of the Chairman of the Board of Directors, Mr. Mark Pruzanski, including the policy applicable to all corporate officers and the provisions specific to him, contained therein, as presented in the Universal Registration Document including the 2024 Annual Financial Report, Part 3, Sections 3.5.1.1 and 3.5.1.2.

FIFTEENTH RESOLUTION (Approval of the compensation policy for Mr. Frédéric Cren in his capacity as Chief Executive Officer)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the report on corporate governance referred to in Article L.225-37 of the French Commercial Code describing the components of the compensation policy of corporate officers,

Approves, pursuant to article L.22-10-8 II. of the French Commercial Code, the compensation policy of the Chief Executive Officer, Mr. Frédéric Cren, including the policy applicable to all corporate officers and the provisions specific to him, contained therein, as presented in the Universal Registration Document including the 2024 Annual Financial Report, Part 3, Sections 3.5.1.1 and 3.5.1.2.

SIXTEENTH RESOLUTION Approval of the compensation policy for Mr. Pierre Broqua in his capacity as Deputy Chief Executive Officer)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the report on corporate governance referred to in Article L.225-37 of the French Commercial Code describing the components of the compensation policy of corporate officers,

Approves, pursuant to article L.22-10-8 II. of the French Commercial Code, the compensation policy of the Deputy Chief Executive Officer, Mr. Pierre Broqua, including the policy applicable to all corporate officers and the provisions specific to him, contained therein, as presented in the Universal Registration Document including the 2024 Annual Financial Report, Part 3, Sections 3.5.1.1 and 3.5.1.2.

SEVENTEENTH RESOLUTION (Total compensation paid to members of the Board of Directors)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the Board of Directors' report,

Approves, until otherwise decided, the allocation to members of the Board of Directors of a maximum aggregate amount of 900,000 euros, in respect of the compensation provided for in Article L. 225-45 of the French Commercial Code,

Gives, power to the Board of Directors to allocate all or part of this amount among its members in accordance with the terms and conditions it shall determine.

EIGHTEENTH RESOLUTION (Approval of the compensation policy of the Company's Directors)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the report on corporate governance referred to in Article L.225-37 of the French Commercial Code describing the components of the compensation policy of corporate officers,

Approves, pursuant to article L.22-10-8 II. of the French Commercial Code, the compensation policy of the Directors, including the policy applicable to all corporate officers and the provisions specific to them, contained therein, as presented in the Universal Registration Document including the 2024 Annual Financial Report, Part 3, Sections 3.5.1.1 et 3.5.1.4.

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NINETEENTH RESOLUTION (Appointment of Ms. Renée Aguiar-Lucander, as Director of the Company)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the Board of Directors' report,

Resolves to appoint, Ms. Renée Aguiar-Lucander as Director for a period of one (1) year, expiring after the 2026 General Meeting convened to approve the financial statements for the fiscal year ended December 31, 2025, it being specified that such term’s office is reduced to one (1) year in order to allow for the staggered renewal of directors' terms of office, in accordance with Middlenext corporate governance code to which the Company adheres.

TWENTIETH RESOLUTION (Renewal of the Director term of Mr. Frédéric Cren)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the Board of Directors' report, noting that the Director's term of Mr. Frédéric Cren, comes to an end after this General Meeting,

Resolves to renew its term for a period of three (3) years, expiring after the 2028 General Meeting convened to approve the financial statements for the fiscal year ended December 31, 2027.

TWENTY-FIRST RESOLUTION (Renewal of the Director term of Cell+)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the Board of Directors' report, noting that the Director's term of the company named Cell+, comes to an end after this General Meeting,

Resolves to renew its term for a period of three (3) years, expiring after the 2028 General Meeting convened to approve the financial statements for the fiscal year ended December 31, 2027.

TWENTY-SECOND RESOLUTION (Authorization granted to the Board of Directors to buyback the Company's shares)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the Board of Directors' report,

1. Authorizes the Board of Directors, with the power to sub-delegate under the conditions provided for by law and for a period of eighteen months from this day, in accordance with the provisions of Articles L.22-10-62 seq. of the French Commercial Code, Articles 241-1 to 241-5 of the General Regulations of the Autorité des marchés financiers (“AMF”), and the European regulations applicable to market abuse and market practices permitted by the AMF, to purchase, on one or more occasions and at the times it shall determine, a number of ordinary shares of the Company not to exceed 10% of the total number of shares comprising the share capital at any time.

This percentage applies to a number of shares adjusted, if necessary, to reflect transactions that may affect the share capital subsequent to this General Meeting, and when shares are purchased to promote liquidity under the conditions defined by the General Regulations of the AMF, the number of shares taken into account for the calculation of the aforementioned 10% limit corresponds to the number of shares purchased, less the number of shares resold during the authorization period.

Under no circumstances may the Company hold more than 10% of the shares comprising its share capital at any time as a result of acquisitions made by the Company.

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2. Resolves that the buyback of these ordinary shares can be carried out in order:

-	to implement and perform obligations related to stock option programs or other share allocations to employees and corporate officers of the Company and, in particular, to allocate shares to employees and corporate officers of the Company in connection with (i) profit-sharing, or (ii) any share purchase, stock option or free share allocation plan under the conditions provided for by law, in particular by Articles L.3331-1 seq. of the French Labor Code (including any sale of shares referred to in Article L.3332-24 of the French Labor Code), and to carry out any hedging transactions relating to such transactions;

-	to purchase or sell shares under a liquidity agreement entered into with an investment services provider, in accordance with the conditions set by the market authorities;

-	to deliver ordinary shares upon the exercise of rights attached to securities carrying rights to shares of the Company by redemption, conversion, exchange, presentation of a warrant or any other means;

-	to reduce the Company's capital by cancelling all or some of the shares acquired; and

-	more generally, to carry out any transaction that may be authorized by law or any market practice that may be admitted by the market authorities, it being specified that, in such a case, the Company would inform its shareholders by means of a press release.

3. Resolves that the maximum unit purchase price may not exceed, excluding charges, forty euros (EUR 40) (or the equivalent value of this amount on the same date in any other currency). The Board of Directors may, however, in the event of transactions affecting the Company's share capital, in particular a change in the par value of the ordinary share, a capital increase by incorporation of reserves followed by the creation and allocation of free shares, a stock split or reverse stock split, distribution of reserves or any other assets, amortization of capital or any other transaction affecting shareholders' equity, adjust the aforementioned maximum purchase price to take into account the impact of such transactions on the value of the share.

4. Resolves that the purchase, sale or transfer of these shares may be carried out and paid for by any means authorized by current or future regulations, on a regulated market, on a multilateral trading facility, with a systematic internalizer or on an electronic communications network, in particular through the purchase or sale of blocks of shares, through the use of options or other forward financial instruments or forward contracts, or through the use of warrants or, more generally, of securities carrying rights to shares of the Company, at the times the Board of Directors shall determine.

5. Resolves that the Board of Directors shall have full powers, with the option to sub-delegate such powers, to carry out, in compliance with the relevant legal and regulatory provisions, the permitted reallocation of shares purchased for one of the objectives of the program to one or more of its other objectives, or to sell them, whether on or off-market.

6. Resolves that the Board of Directors shall have full powers, with the option to sub-delegate such powers, to decide and implement this authorization and to determine the terms and conditions thereof in accordance with the law and this resolution, and in particular to place any and all stock market orders, enter into any and all agreements, in particular for the keeping of registers of purchases and sales of shares, make any and all declarations to the AMF or any other authority, draw up any and all documents, in particular information documents, complete any and all formalities, and generally do whatever is necessary.

7. Acknowledges that the Board of Directors shall inform the Ordinary General Meeting of the transactions carried out under this authorization, as required by law.

8. Resolves that this authorization, as from its use by the Board of Directors, cancels and replaces, for the remaining period and unused amounts, the authorization granted to the Board of Directors by the general meeting of shareholders of June 20, 2024 (the “Combined General Meeting”), in its 19th resolution.

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EXTRAORDINARY RESOLUTIONS

TWENTY-THIRD RESOLUTION (Authorization to the Board of Directors to reduce the share capital by cancellation of shares)

The General Meeting, voting under the rules of quorum and majority required for extraordinary general meetings, having reviewed the Board of Directors’ report and the Statutory Auditors’ special report and acting pursuant to the provisions of Article L.22-10-62 of the French Commercial Code,

1. Authorize the Board of Directors to cancel, in the proportions and at the times it deems fit, in one or more times, all or part of the ordinary shares acquired by the Company and/or which it may acquire in the future under any authorization given by the ordinary general shareholders' meeting pursuant to Article L. 22-10-62 of the French Commercial Code, up to a limit of 10% of the Company's share capital per 24-month period, it being recalled that this 10% limit applies to a number of shares adjusted, if necessary, according to the transactions that may affect the share capital after this General Meeting.

2. Decides that the excess of the purchase price of the ordinary shares over their nominal value will be charged to the "share premium" account or to any available reserve account, including the legal reserve, up to a limit of 10% of the capital reduction carried out.

3. Authorize the Board of Directors to reduce the share capital accordingly.

4. Decides that the Board of Directors will have full authority, with the right to subdelegate under the conditions provided by French law, to implement this resolution and in particular :

-	determine the final amount of such capital reduction, set the terms and conditions thereof and record the completion thereof;

-	charge the difference between the carrying amount of the cancelled ordinary shares and their nominal amount to all available reserves and premiums, including the legal reserve, up to a maximum of 10% of the cancelled capital;

-	amend the bylaws accordingly; and

-	carry out all formalities (in particular with the AMF), take all steps and make all declarations to all institutions and, in general, do all that is necessary.

5. Decides that the aforementioned delegation is granted for a period of 18 months as from the date of this General Meeting and terminates, with immediate effect, any previous delegation granted for the same purpose. It therefore supersedes the delegation granted by the Combined General Meeting of June 20, 2024 in its 20th resolution.

TWENTY-FOURTH RESOLUTION (Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, with shareholders’ preemptive subscription rights maintained)

The General Meeting, voting under the rules of quorum and majority required for extraordinary general meetings, having reviewed the Board of Directors’ report and the Statutory Auditors’ special report and duly noting that the share capital has been fully paid up, and acting pursuant to the provisions of Articles L. 225-129 et seq. of the French Commercial Code, and in particular Articles L. 225-129-2, L. 225-132 to L. 225-134 and L. 228-91 et seq. of the French Commercial Code,

1. Delegates to the Board of Directors, with the right to subdelegate under the conditions provided by French law, the authority to proceed with, one or more issuances, in France and/or abroad, in euros or in any other currency or currency units established by reference to several currencies, with maintenance of the shareholders’ preemptive subscription rights, of ordinary shares of the Company and/or any securities giving access, immediately or in the future, to ordinary shares to be issued by the Company, including through the free allocation of share subscription warrants, which may be subscribed for either in cash or by offsetting against claims, in the amount and at the times it deems appropriate.

2. Decides that the shareholders shall have, proportionally to the amount of their shares, preferential subscription rights over the ordinary shares and securities giving access to the share capital of the Company to be issued and that the Board of Directors may grant shareholders excess subscription rights for ordinary shares or securities issued, to be exercised in proportion to their subscription rights and within the limit of their requests.

If the subscriptions on an irreducible basis and, as the case may be, on a reducible basis, do not absorb the entire issuance of shares or securities giving access to the share capital of the Company pursuant to this resolution, the Board of Directors may use the options provided by Article L. 225-134 of the French Commercial Code, in the order of its choice, or only some of them, and in particular the limitations of the issuance to the amount of subscriptions received, provided that such amount reaches at least three-quarters of the issuance decided upon, or decides to offer to the public all or part of the securities not subscribed.

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3. Decides that the maximum nominal amount of the share capital increases that may be performed, immediately or in the future, pursuant to this resolution shall not exceed one million euros (EUR 1,000,000), it being specified that the maximum nominal amount of the share capital increases that may be performed, immediately or in the future, pursuant to this resolution as well as resolutions 25 to 33 of this General Meeting, will count towards this overall cap. Added to this cap will be, as the case may be, the aggregate par value of any additional shares to be issued in order to preserve, in accordance with applicable laws and regulations, and, as the case may be, other contractual provisions that provide for other cases of adjustment, the rights of holders of securities giving access to the share capital of the Company.

4. Decides that securities giving access, immediately or in the future, to ordinary shares to be issued by the Company may notably consist of debt securities or be associated with the issuance of such securities, or allow their issuance as intermediate securities, and that the debt securities issued pursuant to this resolution may take the form of subordinated or non-subordinated securities, for a fixed or indefinite term, and be issued in euros, or in any other currency or currency units established by reference to several currencies.

The maximum nominal amount of such debt securities that may be issued pursuant to this resolution shall not exceed two hundred million euros (EUR 200,000,000) or the counter-value of this amount in another currency or in any currency units established by reference to several currencies. This amount is a global cap which applies to all of the debt securities whose issuance is provided for pursuant to this resolution and resolutions 25 to 32 of this General Shareholders' Meeting. This cap is independent from the debt securities whose issuance would be decided or authorized by the Board of Directors pursuant to Article L. 228-40 of the French Commercial Code.

5. Acknowledges that, in accordance with the provisions of article L. 225-132 paragraph 6 of the French Commercial Code, this resolution includes the waiver of the shareholders’ preemptive subscription rights over the ordinary shares of the Company to which any securities issued pursuant to this resolution may entitle them.

6. Decides that the Board of Directors will have full authority, with the right to subdelegate under the conditions provided by French law, to implement this resolution, and in particular to:

-	determine the characteristics, amount and terms and conditions of any issuance and of the securities issued, in particular, the category of the securities issued and set their subscription price, with or without premium, the terms and conditions for their payment in full (which may be achieved through cash settlement and/or offsetting liquid and due receivables or partly in cash and partly by incorporating reserves, earnings or premiums), the date of their entitlement to dividends, which may be retroactive, the terms and conditions under which the securities issued on pursuant to this resolution could give access to ordinary shares to be issued, the conditions under which such securities could also give access to existing shares or debt securities of the Company, the conditions of their redemption or possible cancellation as well as the possibility of suspending the exercise of the allotment rights attached to the securities to be issued; these issuances may be performed by subscription offer as well as by free allotment to the owners of existing shares, including share warrants, and that, in the event of a free allotment, the Board of Directors shall have the right to decide that allotment rights, forming fractions shall not be transferable and that the corresponding securities shall be sold;

-	determine when the securities issued will consist of or be associated with debt securities, their fixed or indefinite term, their subordinated or non-subordinated form, and their interest rate;

-	take all necessary measures to preserve the rights of the holders of securities or other rights giving access to the share capital of the Company, in accordance with applicable laws and regulations, and, as the case may be, other contractual provisions that provide for other cases of adjustment;

-	charge, as the case may be, the fees and expenses related to the share capital increases against the related premiums, and, if it deems it appropriate, deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new total share capital resulting from each issuance;

-	enter into any agreement, in particular to ensure the completion and proper execution, in the amount and on the dates it deems appropriate, in France and/or abroad, of the contemplated issuances, as well as defer them, where appropriate;

-	have shares, securities to be issued or securities issued through the exercise of securities giving access to shares to be issued, admitted to trading on a regulated market or any other financial market located outside the European Economic Area; and

-	record the completion of the capital increases performed in accordance with this resolution, amend accordingly the by-laws, performed any and all formalities and statements, and call for any authorizations that may be necessary to performed and complete these issuances successfully.

Translation for information purpose only

7. Decides that the aforementioned delegation is granted for a period of 26 months as from the date of this General Meeting and terminates, with immediate effect, any previous delegation granted for the same purpose. It therefore supersedes the delegation granted by the Combined General Meeting of June 20, 2024 in its 21st resolution, as amended by the general meeting of shareholders of December 11, 2024.

The Board of Directors will inform the general meeting of shareholders each year of the transactions performed in accordance with this resolution.

TWENTY-FIFTH RESOLUTION (Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, without shareholders’ preemptive subscription rights, by way of public offerings, excluding offers referred to in Article L.411-2 1° of the French Code monétaire et financier)

The General Meeting, voting under the rules of quorum and majority required for extraordinary general meetings, having reviewed the Board of Directors’ report and the Statutory Auditors’ special report and duly noting that the share capital has been fully paid up, and acting pursuant to the provisions of Articles L. 225-129 et seq. of the French Commercial Code, and in particular Article L. 225-129-2, L. 225-135 and L. 22-10-52, and Articles L. 228-91 et seq. of the French Commercial Code,

1. Delegates to the Board of Directors, with the right to subdelegate under the conditions provided by French law, the authority to proceed with, one or more issuances, by way of public offerings, excluding offers referred to in article L. 411-2 1° of the French Commercial Code, in France and/or abroad, in euros or in any other currency or currency units established by reference to several currencies, without shareholders' preemptive subscription rights, of ordinary shares of the Company and/or securities giving access, immediately or in the future, to ordinary shares to be issued by the Company, in the amount and at the times it deems appropriate.

Public offerings, performed pursuant to this resolution, may be combined, within one or several simultaneous issuances, with offerings pursuant to the provisions of Article L. 411-2 1° of the French Code monétaire et financier.

2. Decides that the maximum nominal amount of the share capital increases that may be performed, pursuant to this resolution shall not exceed one million euros (EUR 1,000,000), it being specified that this cap will count towards the overall cap of one million euros (EUR 1,000,000) stipulated in paragraph 3 of the 24th resolution of this General Meeting. Added to those caps will be, as the case may be, the aggregate par value of any additional shares to be issued in order to preserve, in accordance with applicable laws and regulations, and, as the case may be, other contractual provisions that provide for other cases of adjustment, the rights of holders of securities giving access to the share capital of the Company.

3. Decides that securities giving access to ordinary shares to be issued by the Company may notably consist of debt securities or be associated with the issuance of such securities, or allow their issuance as intermediate securities, and that the debt securities issued pursuant to this resolution may take the form of subordinated or non-subordinated securities, for a fixed or indefinite term, and be issued in euros, or in any other currency or currency units established by reference to several currencies.

The maximum nominal amount of such debt securities that may be issued pursuant to this resolution shall not exceed two hundred million euros (EUR 200,000,000) or the counter-value of this amount in another currency or in any currency units established by reference to several currencies, it being specified that the maximum par value of debt securities that may be issued pursuant to this resolution cannot exceed the overall cap stipulated in paragraph 4 of the 24st resolution of this General Meeting. This cap is independent from the amount of debt securities whose issuance would be decided or authorized by the Board of Directors pursuant to Article L. 228-40 of the French Commercial Code.

4. Decides to waive the shareholders’ preemptive subscription rights over ordinary shares and securities giving access to the capital of the Company that can be issued pursuant to this resolution.

5. Acknowledges that this resolution includes the waiver of the shareholders’ preemptive subscription rights over ordinary shares of the Company to which any securities issued pursuant to this resolution may entitle them.

Translation for information purpose only

6. Decides that the Board of Directors may grants shareholders a priority right to subscribe to as irreducible and/or reducible amounts, during a period and on the terms set by it, for all or part of an issuance performed pursuant to this resolution. This priority right will be allocated in proportion to shareholders' existing interests in the share capital of the Company in accordance with applicable laws and regulations.

7. Decides that if subscriptions by shareholders do not absorb the entire issuance of ordinary shares or securities giving access to the share capital of the Company, the Board of Directors may use the options provided by Article L. 225-134 of the French Commercial Code in the order of its choice, or only some of them, and in particular the limitation of the issuance to the amount of subscriptions received, provided that such amount reaches at least three-quarters of the issuance decided upon.

8. Delegates full powers to the Board of Directors, with the right to subdelegate under the conditions provided by French law, to set the issue price of any securities to be issued under this authorization as follows:

(i) the issue price of the ordinary shares to be issued will be at least equal either to:

– the volume-weighted average price of the share of the Company on the regulated market of Euronext Paris for the last trading session preceding the pricing, or

– the volume-weighted average price of the share of the Company on the regulated market of Euronext Paris chosen from a period comprising between three and seven consecutive trading days, from the 30 trading days preceding the pricing date;

which may be reduced by maximum discount of 15%, any of the two formulas set forth above may be freely used, and

(ii) the issuance price of the securities to be issued pursuant to this resolution will at least be equal to the amount received immediately by the Company, plus any amount likely to be received later by the Company, where applicable, i.e. for each ordinary share issued as a result of these securities being issued, at least equal to the amount mentioned in (i) above.

9. Decides that the Board of Directors will have full authority, with the right to subdelegate under the conditions provided by French law, to implement this resolution, and in particular to:

-	determine the characteristics, amount and terms and conditions of any issuance and of the securities issued, in particular, the category of the securities issued, and set, in the light of the information contained in its report, their subscription price, with or without premium, the terms and conditions for their payment in full (which may be achieved through cash settlement and/or offsetting liquid and due receivables or partly in cash and partly by incorporating reserves, earnings or premiums), the date of their entitlement to dividends, which may be retroactive, the terms and conditions under which the securities issued pursuant to this resolution could give access to ordinary shares to be issued, the conditions under which such securities could also give entitlement to existing shares or debt securities of the Company, the conditions of their redemption or possible cancellation as well as the possibility of suspending the exercise of the allotment rights attached to the securities to be issued;

-	determine when the securities issued will consist of or be associated with debt securities, their fixed or indefinite term, their subordinated or non-subordinated form, and their interest rate;

-	take all necessary measures to preserve the rights of the holders of securities or other rights giving access to the share capital of the Company, in accordance with applicable laws and regulations and, where applicable, other contractual provisions that provide for other cases of adjustment;

-	charge, as the case may be, the fees and expenses related to the share capital increases against the related premiums, and, if it deems it appropriate, deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new total share capital resulting from each issuance;

-	enter into any agreement, in particular to ensure the completion and proper execution, in the amount and on the dates it deems appropriate, in France and/or abroad, of the contemplated issuances, as well as defer them, where appropriate;

-	have shares, securities to be issued or securities issued through the exercise of securities giving access to shares to be issued, admitted to trading on a regulated market or any other financial market located outside of the European Economic Area; and

-	record the completion of the capital increases performed in accordance with this resolution, amend accordingly the by-laws and perform any and all formalities and statements, and call for any authorizations that may be necessary to perform and complete these issuances successfully.

Translation for information purpose only

10. Decides that the aforementioned delegation is granted for a period of 26 months as from the date of this General Meeting and terminates, with immediate effect, any previous delegation granted for the same purpose. It therefore supersedes the delegation granted by the Combined General Meeting of June 20, 2024 in its 22nd resolution, as amended by the general meeting of shareholders of December 11, 2024.

The Board of Directors will inform the General Shareholders’ Meeting each year of the final terms of the transactions performed in accordance with this resolution.

TWENTY-SIXTH RESOLUTION (Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, without shareholders’ preemptive subscription rights, by way of public offerings referred to in Article L.411-2 1° of the French Code monétaire et financier)

The General Meeting, voting under the rules of quorum and majority required for extraordinary general meetings, having reviewed the Board of Directors’ report and the Statutory Auditors’ special report and duly noting that the share capital has been fully paid up, and acting pursuant to the provisions of Articles L. 225-129 et seq. of the French Commercial Code, and in particular Article L. 225-129-2, L. 22-10-51 and L. 22-10-52, and Articles L. 228-91 et seq. of the French Commercial Code,

1.	Delegates to the Board of Directors, with the right to subdelegate under the conditions provided by French law, the authority to proceed with, one or more issuances, in France and/or abroad, in euros in any other currency or currency units established by reference to several currencies, by way of offerings within the provisions provided for in Article L. 411-2 1° of the French Code monétaire et financier under the conditions and within the limits provided for by law, through the issuance, without shareholders’ preemptive subscription rights, of ordinary shares of the Company and/or securities giving access, immediately or in the future, to ordinary shares to be issued by the Company, in the amount and at the times it deems appropriate.

2.	Decides that the maximum nominal amount of the share capital increases that may be performed pursuant to this resolution shall not exceed nine hundred thousand euros (EUR 900,000), it being specified that this cap is common and will count towards the cap stipulated in paragraph 2 of the 25th resolution of this General Meeting and that the maximum nominal amount of the share capital increases that may be performed pursuant to this resolution will count towards the overall cap of one million euros (EUR 1,000,000) stipulated in paragraph 3 of the 24th resolution of this General Meeting. Added to those caps will be, as the case may be, the aggregate par value of any additional shares to be issued in order to preserve, in accordance with applicable laws and regulations, and, as the case may be, other contractual provisions that provide for other cases of adjustment, the rights of holders of securities giving access to the share capital of the Company. It is hereby specified that, in any event, the nominal amount of the capital increases performed pursuant to this resolution may not exceed the limit set by the legal and regulatory provisions applicable at the time of issue (i.e., for information purposes, as at the date of this General Meeting, 30% of the share capital per year as assessed on the date of implementation of the authorization by the Board of Directors in accordance with the provisions of article L.225-136 and article L.22-10-52 of the French Commercial Code).

3.	Decides that securities giving access to ordinary shares to be issued by the Company may notably consist of debt securities or be associated with the issuance of such securities, or allow their issuance as intermediate securities, and that the debt securities issued pursuant to this resolution may take the form of subordinated or non-subordinated securities, for a fixed or indefinite term and be issued in euros, or in any other currency or currency units established by reference to several currencies.

The maximum nominal amount of such debt securities that may be issued pursuant to this resolution shall not exceed two hundred million euros (EUR 200,000,000) or the counter-value of this amount in another currency or in any currency units established by reference to several currencies, this amount being deducted from the ceiling stipulated in the paragraph 4 of the 24th resolution of this General Meeting.

4.	Decides that this resolution includes the waiver of the shareholders’ preemptive subscription rights over ordinary shares and securities giving access to the share capital of the Company issued pursuant to this resolution.

Translation for information purpose only

5.	Decides that if subscriptions by shareholders do not absorb the entire issuance of ordinary shares or securities giving access to the share capital of the Company, the Board of Directors may limit the issuance to the amount of subscriptions received provided that such amount reaches at least three-quarters of the issuance decided upon.

6.	Acknowledges that this resolution includes the waiver of the shareholders’ preemptive subscription rights over ordinary shares of the Company to which any securities issued pursuant to of this resolution may entitle them.

7.	Delegates full powers to the Board of Directors, with the right to subdelegate under the conditions provided by French law, to set the issue price of any securities to be issued under this authorization as follows:

(i) the issue price of the ordinary shares to be issued will be at least equal either to:

– the volume-weighted average price of the share of the Company on the regulated market of Euronext Paris for the last trading session preceding the pricing, or

– the volume-weighted average price of the share of the Company on the regulated market of Euronext Paris chosen from a period comprising between three and seven consecutive trading days, from the 30 trading days preceding the pricing date;

which may be reduced by maximum discount of 15%, any of the two formulas set forth above may be freely used, and

(ii) the issuance price of the securities to be issued pursuant to this resolution will at least be equal to the amount received immediately by the Company, plus any amount likely to be received later by the Company, where applicable, i.e. for each ordinary share issued as a result of these securities being issued, at least equal to the amount mentioned in (i) above.

8.	Decides that the Board of Directors will have full authority, with the right to subdelegate under the conditions provided by French law, to implement this resolution, and in particular to:

-	determine the characteristics, amount and terms and conditions of any issuance and of the securities issued, in particular, the category of the securities issued, and will set, in the light of the information contained in its report, their subscription price, with or without premium, the terms and conditions for their payment in full (which may be achieved through cash settlement and/or offsetting liquid and due receivables or partly in cash and partly by incorporating reserves, earnings or premiums), the date of their entitlement to dividends, which may be retroactive, the terms and conditions under which the securities issued pursuant to this resolution could give access to ordinary shares to be issued, the conditions under which such securities could also give access to existing shares or debt securities of the Company, the conditions of their redemption or possible cancellation, as well as the possibility of suspending the exercise of the allotment rights attached to the securities to be issued;

-	determine when the securities issued will consist of or be associated with debt securities, their fixed or indefinite term, their subordinated or non-subordinated form, and their interest rate;

-	take all necessary measures to preserve the rights of the holders of securities or other rights giving access to the share capital of the Company, in accordance with applicable laws and regulations and, as the case may be, other contractual provisions that provide for other cases of adjustment;

-	charge, as the case may be, the fees and expenses related to the share capital increases against the related premiums, and, if it deems it appropriate, deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new total share capital resulting from each issuance;

-	enter into any agreement, in particular to ensure the completion and roper execution, in the amount and on the dates it deems appropriate, in France and/or abroad, of the contemplated issuances, as well as defer them, where appropriate;

-	have shares, securities to be issued or securities issued through the exercise of securities giving access to shares to be issued, admitted to trading on a regulated market or any financial market located outside of the European Economic Area; and

-	record the completion of the share capital increases performed in accordance with this resolution, amend accordingly the by-laws and, perform any and all formalities and statements, and call for any authorizations that may be necessary to perform and complete these issuances successfully.

9.	Decides that the aforementioned delegation is granted for a period of 26 months as from the date of this General Meeting and terminates, with immediate effect, any previous delegation granted for the same purpose. It therefore supersedes the delegation granted by the Combined General Meeting of June 20, 2024 in its 23rd resolution, as amended by the general meeting of shareholders of December 11, 2024.

Translation for information purpose only

The Board of Directors will inform the general meeting of shareholders each year of the final terms of the transactions performed in accordance with this resolution.

TWENTY-SEVENTH RESOLUTION (Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, reserved for certain specific categories of beneficiaries, without shareholders’ preemptive subscription rights)

The General Meeting, voting under the rules of quorum and majority required for extraordinary general meetings having reviewed the Board of Directors’ report and the Statutory Auditors’ special report and duly noting that the share capital has been fully paid up, and acting pursuant to Articles L. 225-129 et seq. of the French Commercial Code, and in particular Articles L. 225-129-2, L.22-10-49, L. 22-10-51, L. 225-138 and Articles L. 228-91 et seq. of the French Commercial Code,

1.	Delegates to the Board of Directors, with the right to subdelegate under the conditions provided by French law, the authority to proceed with, one or more issuances, in the amount and at the times it deems appropriate, in France and/or abroad, in euros or in any other currency or currency unit established by reference to several currencies, without shareholders’ preemptive subscription rights, for the benefit of certain specific categories of beneficiaries, of ordinary shares of the Company and/or securities giving access, immediately and/or in the future, to ordinary shares to be issued by the Company.

2.	Decides that the maximum nominal amount of the share capital increases that may be performed, immediately or in the future, pursuant to this resolution shall not exceed one million euros (EUR 1,000,000), it being specified that this cap will count towards the ceiling stipulated in paragraph 2 of the 25th resolution of this General Meeting, and towards the overall cap of one million euros (EUR 1,000,000) stipulated in paragraph 3 of the 24th resolution of this General Meeting. Added to those caps will be, as the case may be, the aggregate par value of any additional shares to be issued in order to preserve, in accordance with applicable laws and regulations, and, as the case may be, other contractual provisions that provide for other cases of adjustment, the rights of holders of securities giving access to the share capital of the Company.

3.	Decides that securities giving access to ordinary shares to be issued by the Company may consist of debt securities or be associated with the issuance of such securities, or allow their issue as intermediated securities and that the debt securities issued pursuant to this resolution may take the form of subordinated or non-subordinated securities, for a fixed or indefinite term, and be issued in euros, or in any other currency or currency units established by reference to several currencies.

The maximum nominal amount of debt securities that may be issued pursuant to this resolution shall not exceed two hundred million euros (EUR 200,000,000) or the counter-value of this amount in another currency or in any currency units established by reference to several currencies, it being specified that this cap cannot exceed the overall cap stipulated in paragraph 4 of the 24th resolution of this General Meeting.

4.	Decides to waive the shareholders’ preemptive subscription right to ordinary shares and securities that can be issued pursuant to this resolution, and to reserve the ordinary shares and securities to be issued pursuant to this resolution for certain specific categories of beneficiaries presenting any of the following characteristics:

i.	natural or legal persons (including companies) trusts or investment funds, or other investment vehicles, in any form, established under French or foreign law, which regularly invest in the pharmaceutical, biotechnological or medical technology sectors; and/or

ii.	companies, institutions or entities, in any form, French or foreign, exercising a significant part of its activities in the pharmaceutical, cosmetic or chemical sectors, or medical devices and/or technologies, or researching in such sectors; and/or

iii.	French or foreign investment services companies, or any foreign establishment having an equivalent status, able to guarantee the completion of an issue intended to be placed with the persons referred to in (i) and/or (ii) above, and, in this context, to subscribe to the securities that are being issued.

Translation for information purpose only

5.	Decides that the Board of Directors, with the right to subdelegate under the conditions provided by French law, will have full authority to implement this resolution, and in particular to determine the list of beneficiaries in accordance with the aforementioned categories of beneficiaries who will benefit from such capital increases and/or issuances of securities, as well as the number of securities to be allocated to each beneficiary.

6.	Decides that if subscriptions by shareholders do not absorb the entire issuance of ordinary shares or securities giving access to the share capital of the Company pursuant to this resolution, the Board of Directors may limit the issuance to the amount of subscriptions received, provided that this amount reaches at least three-quarters of the issuance decided upon.

7.	Acknowledges that this resolution includes the waiver of the shareholders’ preemptive subscription rights to ordinary shares of the Company to which any securities issued pursuant to this resolution may entitle them.

8.	Decides that the issuance price of the ordinary shares and securities to be issued pursuant to this resolution will be determined by the Board of Directors, with the right to subdelegate under the conditions provided by French law, pursuant to Articles L. 225-138 II of the French Commercial Code, and will at least be equal:

(i)	for the ordinary shares, either to:

-	the volume-weighted average price of the share of the Company on the regulated market of Euronext Paris for the last trading session preceding the pricing, or

-	the volume-weighted average price of the share of the Company on the regulated market of Euronext Paris chosen from a period comprising between three and seven consecutive trading days, from the 30 trading days preceding the pricing date;

which may be reduced by maximum discount of 15%, any of the two formulas set forth above may be freely used, and

(ii)	(a) the issuance price of shares that may result from the exercise, conversion, exchange or redemption of securities giving access to the Company's capital issued under this authorization may be determined, at the discretion of the Board of Directors, by reference to a calculation formula defined by the Board of Directors and applicable after the issue of said securities (for example, on exercise, conversion, redemption or exchange), in which case the maximum discount referred to above may be determined, if the Board of Directors sees fit, on the date of application of said formula (and not on the date of issue of the securities), and (b) the issuance price of the securities to be issued under this resolution, other than shares, will be such that the amount immediately received by the Company plus, where applicable, any amount that may subsequently be received by the Company, for each share issued as a result of the issue of such securities, is at least equal to the amount referred to in paragraph (i) above.

9.	Decides that the Board of Directors will have full authority, with the right to subdelegate under the conditions provided by French law, to implement this resolution, and in particular to:

-	determine the characteristics, amount and terms and conditions of any issue and of the securities issued, in particular, the category of the securities issued, and will set, in the light of the information contained in its report, their subscription price, with or without premium, the terms and conditions for their payment in full (which may be achieved through cash settlement and/or offsetting liquid and due receivables or partly in cash and partly by incorporating reserves, earnings or premiums), the date of their entitlement to dividends, which may be retroactive, the terms and conditions under which the securities issued pursuant to this resolution could give access to ordinary shares to be issued, the conditions under which such securities could also give entitlement to existing shares or debt securities of the Company, the conditions of their redemption or possible cancellation as well as the possibility of suspending the exercise of the allotment rights attached to the securities to be issued;

-	determine when the securities issued will consist of or be associated with debt securities, their fixed or indefinite term, their subordinated or non-subordinated form, and their interest rate;

-	take all necessary measures to preserve the rights of the holders of securities or other rights giving access to the share capital of the Company, in accordance with applicable laws and regulations and, as the case may be, other contractual provisions that provide for other cases of adjustment;

-	charge, as the case may be, the fees and expenses related to the share capital increases against the related premiums, and, if it deems it appropriate, deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new total share capital resulting from each issuance;

-	enter into any agreement, in particular to ensure the completion and proper execution, in the amount and on the dates it deems appropriate, in France and/or abroad, of the contemplated issuances, as well as defer them, where appropriate;

Translation for information purpose only

-	have shares, securities to be issued or securities issued through the exercise of securities giving access to shares to be issued, admitted to trading on a regulated market or any financial market located outside the European Economic Area; and

-	record the completion of the capital increases performed in accordance with this resolution, amend accordingly the by-laws and perform any and all formalities and statements, and call for any authorizations that may be necessary to perform and complete these issues successfully.

10.	Decides that the aforementioned delegation is granted for a period of 18 months as from the date of this General Meeting and terminates, with immediate effect, any previous delegation granted for the same purpose. It therefore supersedes the delegation granted by the Combined General Meeting dated December 11, 2024 in its 58th resolution.

The Board of Directors will prepare a report for the next ordinary general meeting of the final terms of the operations performed in accordance with this resolution.

TWENTY-EIGHTH RESOLUTION (Delegation of authority to the Board of Directors to increase the share capital of the company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, in favor of one or more persons specifically designated by the Board of Directors, without shareholders’ preemptive subscription rights)

The General Meeting, voting under the rules of quorum and majority required for extraordinary general meetings having reviewed the Board of Directors’ report and the Statutory Auditors’ special report and duly noting that the share capital has been fully paid up, and acting pursuant to Articles L. 225-129 et seq. of the French Commercial Code, and in particular Articles L. 225-129-2, L. 225-138, L. 22-10-49, L. 22-10-52-1 and Articles L. 228-91 et seq. of the French Commercial Code,

1.	Delegates to the Board of Directors, with the right to subdelegate under the conditions provided by French law, the powers to proceed with, one or more issuances, in the amount and at the times it deems appropriate, in France and/or abroad, in euros or in any other currency or currency unit established by reference to several currencies, without shareholders’ preemptive subscription rights, for the benefit of certain specific categories of beneficiaries, of ordinary shares of the Company and/or securities giving access, immediately and/or in the future, to ordinary shares to be issued by the Company.

2.	Decides that the maximum nominal amount of the share capital increases that may be performed, immediately or in the future, pursuant to this resolution shall not exceed four hundred twelve thousand euros (EUR 412,000), it being specified that this cap will count towards the ceiling stipulated in paragraph 2 of the 25th resolution of this General Meeting, and towards the overall cap of one million euros (EUR 1,000,000) stipulated in paragraph 3 of the 24th resolution of this General Meeting. Added to those caps will be, as the case may be, the aggregate par value of any additional shares to be issued in order to preserve, in accordance with applicable laws and regulations, and, as the case may be, other contractual provisions that provide for other cases of adjustment, the rights of holders of securities giving access to the share capital of the Company. It is specified that, in any event, the total nominal amount of the capital increases that may be carried out under this delegation may not exceed the limit set by the legal and regulatory provisions applicable at the time of issue (i.e., for information purposes, as at the date of this General Meeting, 30% of the share capital per year as assessed on the date of implementation of the delegation by the Board of Directors in accordance with the provisions of Article L. 225-138 and Article L. 22-10-52-1 of the French Commercial Code).

3.	Decides that securities giving access to ordinary shares to be issued by the Company may consist of debt securities or be associated with the issuance of such securities, or allow their issue as intermediated securities and that the debt securities issued pursuant to this resolution may take the form of subordinated or non-subordinated securities, for a fixed or indefinite term, and be issued in euros, or in any other currency or currency units established by reference to several currencies.

The maximum nominal amount of debt securities that may be issued pursuant to this resolution shall not exceed two hundred million euros (EUR 200,000,000) or the counter-value of this amount in another currency or in any currency units established by reference to several currencies, it being specified that this cap cannot exceed the overall cap stipulated in paragraph 4 of the 24th resolution of this General Meeting.

Translation for information purpose only

4.	Decides to waive the shareholders’ preemptive subscription right to ordinary shares and securities that can be issued pursuant to this resolution, and to reserve the ordinary shares and securities to be issued pursuant to this resolution for one or more namely designated persons and to delegate to the Board of Directors the designation of such person(s).

5.	Decides that if the subscriptions do not absorb the entire issuance of shares or securities pursuant to this resolution, the Board of Directors may limit the amount of the issuance to the amount of subscriptions received, provided that such amount reaches at least three-quarters of the issuance decided.

6.	Acknowledges that this resolution includes the waiver of the shareholders’ preemptive subscription rights to ordinary shares of the Company to which any securities issued pursuant to this resolution may entitle them.

7.	Decides, in accordance with the provisions of Article L. 22-10-52-1 of the French Commercial Code, the issuance price of the securities issued pursuant to this resolution will be set by the Board of Directors, in accordance with conditions provided for in applicable regulations on the date this delegation is used.

8.	Decides that that the Board of Directors will have full authority, with the right to subdelegate under the conditions provided by French law, to implement this resolution, and in particular to:

-	determine the characteristics, amount and terms and conditions of any issue and of the securities issued, in particular, the category of the securities issued, and will set, in the light of the information contained in its report, their subscription price, with or without premium, the terms and conditions for their payment in full (which may be achieved through cash settlement and/or offsetting liquid and due receivables or partly in cash and partly by incorporating reserves, earnings or premiums), the date of their entitlement to dividends, which may be retroactive, the terms and conditions under which the securities issued pursuant to this resolution could give access to ordinary shares to be issued, the conditions under which such securities could also give entitlement to existing shares or debt securities of the Company, the conditions of their redemption or possible cancellation as well as the possibility of suspending the exercise of the allotment rights attached to the securities to be issued;

-	designate the person or persons for whom the issue is reserved;

-	determine the number of shares to be allotted to each beneficiary;

-	determine when the securities issued will consist of or be associated with debt securities, their fixed or indefinite term, their subordinated or non-subordinated form, and their interest rate;

-	take all necessary measures to preserve the rights of the holders of securities or other rights giving access to the share capital of the Company, in accordance with applicable laws and regulations and, as the case may be, other contractual provisions that provide for other cases of adjustment;

-	charge, as the case may be, the fees and expenses related to the share capital increases against the related premiums, and, if it deems it appropriate, deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new total share capital resulting from each issuance;

-	enter into any agreement, in particular to ensure the completion and proper execution, in the amount and on the dates it deems appropriate, in France and/or abroad, of the contemplated issuances, as well as defer them, where appropriate;

-	record the completion of the capital increases performed in accordance with this resolution, amend accordingly the by-laws and perform any and all formalities and statements, and call for any authorizations that may be necessary to perform and complete these issues successfully.

9.	Decides that the aforementioned delegation is granted for a period of 18 months as from the date of this General Meeting.

The Board of Directors will prepare a report for the next ordinary general meeting of the final terms of the operations performed in accordance with this resolution.

TWENTY-NINTH RESOLUTION (Delegation of authority to the Board of Directors to increase the share capital of the company by issuance of ordinary shares, immediately or in the future, reserved for certain specific categories of beneficiaries meeting specific characteristics within the framework of an equity financing agreement on the U.S. market called "At-the-market" or "ATM", without shareholders’ preemptive subscription rights)

Translation for information purpose only

The General Meeting, voting under the rules of quorum and majority required for extraordinary general meetings, having reviewed the Board of Directors’ report and the Statutory Auditors’ special report and acting pursuant to Articles L. 225-129 et seq. of the French Commercial Code, and in particular Articles L. 225-129-2, L. 225-135, L. 225-138 and L. 228-91 et seq. of the French Commercial Code, and Article L. 22-10-49 of the French Commercial Code,

1.	Delegates to the Board of Directors, with the right to subdelegate under the conditions provided by French law, the authority to proceed with, one or more issuances, in the amount and at the times it deems appropriate, in France and/or abroad, in euros or in any other currency or currency unit established by reference to several currencies, without shareholders’ preemptive subscription rights, of ordinary shares in the form of American Depositary Shares or American Depositary Receipts of the Company.

2.	Decides that the maximum total nominal amount of the share capital increases that may be performed, pursuant to this delegation shall not exceed four hundred twelve thousand euros (EUR 412,000), it being specified, on the one hand that this cap is common to the ceiling stipulated in paragraph 2 of the 25th resolution of this General Meeting and is to be deducted from the latter, and on the other hand, that the maximal nominal amount of the capital increases that may result from this resolution is to be deducted from the overall ceiling of one million euros (EUR 1,000,000) stipulated in paragraph 3 of the 24th resolution of this General Meeting.

3.	Decides to waive the shareholders’ preemptive subscription rights to shares that can be issued pursuant to this resolution, and to reserve the shares to be issued pursuant to this resolution for specific category of beneficiaries as follows:

-	French or foreign credit institution or investment services companies, or any foreign establishment having an equivalent status, intervening within the framework of an ATM program set up by the Company (or any equity financing program of the same nature that may be substituted for it) and providing, within this framework, for the subscription of securities issued by the Company.

4.	Decides that the Board of Directors, with the right to subdelegate under the conditions provided by French law, shall determine the precise list of beneficiaries of this or these reserved capital increase(s) within this category of persons and the number of securities to be allocated to each beneficiary.

5.	Decides that if subscriptions by shareholders do not absorb the entire issuance of shares pursuant to this resolution, the Board of Directors may limit the issuance to the amount of subscriptions received, provided that this amount reaches at least three-quarters of the issuance decided upon.

6.	Decides that the issuance price of the ordinary shares to be issued pursuant to this resolution will be determined by the Board of Directors, with the right to subdelegate under the conditions provided by French law, pursuant to Articles L. 225-138 II of the French Commercial Code, and will at least be equal either to:

-	the volume-weighted average price of the share of the Company on the regulated market of Euronext Paris for the last trading session preceding the pricing, or

-	the volume-weighted average price of the share of the Company on the regulated market of Euronext Paris chosen from a period comprising between three and seven consecutive trading days, from the 30 trading days preceding the pricing date;

which may be reduced by maximum discount of 15%, any of the two formulas set forth above may be freely used, and

7.	Decides that the Board of Directors will have full authority, with the right to subdelegate under the conditions provided by French law, to implement this resolution, and in particular to:

-	determine the characteristics, amount and terms of any issue and of the securities issued, in particular, the category of the securities issued, and will set, in the light of the information contained in its report, their subscription price, with or without premium, the terms for their payment in full (which may be achieved through cash settlement and/or offsetting liquid and due receivables or partly in cash and partly by incorporating reserves, earnings or premiums), the date of their entitlement to dividends, which may be retroactive;

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-	charge, as the case may be, the fees related to the share capital increases against the related premiums, and, if it deems it appropriate, deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new total share capital resulting from each issuance;

-	enter into any agreement, in particular to ensure the completion execution, in order to carry out the aforementioned issues on one or more occasions, in the amount and on the dates it deems appropriate, in France and/or where applicable abroad, of the contemplated issuances, as well as defer them, where appropriate;

-	proceed, as the case may be, giving access to ordinary shares admitted to trading on a regulated market and/or any financial market located outside the European Economic Area; and

-	record the completion of the capital increases performed in accordance with this resolution, amend accordingly the by-laws and perform any and all formalities and statements, and call for any authorizations that may be necessary to perform and complete these issues successfully.

8.	Decides that the aforementioned delegation is granted for a period of 18 months as from the date of this General Meeting and supersedes, with immediate effect, any previous authorization for the same purpose. It therefore supersedes the delegation granted by the General Meeting of June 20, 2024 in its 26th resolution, as amended by the general meeting of shareholders of December 11, 2024.

The Board of Directors will prepare a report for the next ordinary general meeting of the final terms of the operations performed in accordance with this resolution.

THIRTIETH RESOLUTION (Delegation of authority to the Board of Directors to increase the number of securities to be issued as part of share capital increases with or without shareholders’ preemptive subscription rights)

The General Shareholders’ Meeting, voting under the rules of quorum and majority required for Extraordinary General Shareholders’ Meetings, having reviewed the Board of Directors’ Report and the Statutory Auditors' special report, and acting pursuant to the provisions of Articles L. 225-135-1 and R. 225-118 of the French Commercial Code,

1.	Delegates to the Board of Directors, with the right to subdelegate under the conditions provided by French law, the authority to decide, within thirty (30) days following the closing of the subscription, up to a maximum of fifteen percent (15%) of the initial issuance and at the same price as the initial issuance), for each issuance decided pursuant to resolutions 24 to 29, to increase the number of shares to be issued as part of share capital increases within the ceiling provided for in the resolution pursuant to which the issue is decided upon.

2.	Decides that the aforementioned delegation is granted for a period of 26 months as from the date of this General Meeting (except for resolutions 27 to 29, for which this delegation is valid for an 18-months period) and terminates, with immediate effect, any previous delegation granted for the same purpose. It therefore supersedes the delegation granted by the Combined General Meeting of June 20, 2024 in its 27th resolution.

The Board of Directors will inform the general meeting of shareholders each year of the final terms of the transactions performed in accordance with this resolution.

THIRTY-FIRST RESOLUTION (Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares and securities giving access to the share capital of the Company, immediately or in the future, as part of a public exchange offer initiated by the Company)

The General Meeting, voting under the rules of quorum and majority required for extraordinary general meetings, having reviewed the Board of Directors’ report and the Statutory Auditors’ special report, duly noting that the share capital has been fully paid up, and acting pursuant to the provisions of Articles L. 225-129 et seq. of the French Commercial Code, in particular Articles L. 225-129-2, L. 22-10-54, and L. 228-91 et seq. of the French Commercial Code,

1.	Delegates to the Board of Directors, with the right to subdelegate under the conditions provided by French law, the authority to proceed with, one or more issuances, in France and/or abroad, in euros or in any other currency or currency units established by reference to several currencies, of ordinary shares of the Company and/or securities giving access, immediately and/or in the future, to ordinary shares to be issued by the Company, in consideration for the securities contributed to a public exchange offer including an exchange component (on a principal or subsidiary basis) initiated by the Company, in France and/or abroad, in accordance with local regulations on the securities of a company whose shares are admitted to trading on one of the regulated markets listed in Article L. 22-10-54 of the French Commercial Code.

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2.	Decides, as necessary, to the benefit of these securities’ holders, to waive shareholders' preemptive subscription rights over ordinary shares and/or securities to be issued.

3.	Decides that the maximum nominal amount of the share capital increases that may be performed pursuant to this resolution shall not exceed six hundred thousand euros (EUR 600,000), it being specified that this cap will count towards the cap stipulated in paragraph 2 of the 25th resolution of this General Meeting and towards the overall cap of one million euros (EUR 1,000,000) stipulated in paragraph 3 the 24th resolution of this General Meeting. Added to those caps will be, as the case may be, the aggregate par value of any additional shares to be issued in order to preserve, in accordance with applicable laws and regulations, and, as the case may be, other contractual provisions that provide for other cases of adjustment, the rights of holders of securities giving access to the share capital of the Company.

4.	Decides that securities giving access, immediately or in the future, to ordinary shares to be issued by the Company may notably consist of debt securities or be associated with the issuance of such securities, or allow their issuance as intermediate securities, and that the debt securities issued pursuant to this resolution may take the form of subordinated or non-subordinated securities with a fixed or indefinite term and be issued in euros, or in any other currency or currency units established by reference to several currencies.

The maximum nominal amount of debt securities that may be issued pursuant to this resolution shall not exceed two hundred million euros (EUR 200,000,000) or the counter-value of this amount in another currency or in any currency units established by reference to several currencies, it being specified that this cap cannot exceed the overall cap stipulated in paragraph 4 of the 24th resolution of this General Meeting. This cap is independent from the debt securities whose issue would be decided on or authorized by the Board of Directors in accordance with Article L. 228-40 of the French Commercial Code.

5.	Acknowledges that this resolution includes the waiver of the shareholders’ preemptive subscription rights over ordinary shares of the Company to which any securities issued pursuant to this resolution may entitle them.

6.	Decides that the Board of Directors will have full authority, with the right to subdelegate under the conditions provided by French law, to implement this resolution, and in particular to:

-	set the exchange ratio as well as, were applicable, the amount of the balance in cash to be paid;

-	determine the terms and conditions of the securities that may be issued pursuant to this resolution;

-	record the number of securities contributed to the exchange;

-	determine the dates, terms and conditions of the issuance, and in particular the price and the date of their entitlement to dividends, which may be retroactive, of the new ordinary shares or securities giving access, immediately and/or in the future, to the share capital of the Company and as the case may be amend the terms and conditions of the securities issued pursuant to this resolution during the duration of the relevant securities and in accordance with the applicable laws and regulations;

-	take all necessary measures to preserve the rights of the holders of securities or other rights giving access to the share capital of the Company, in accordance with applicable laws and regulations and, as the case may be, other contractual provisions that provide for other cases of adjustment;

-	record among the liabilities the contribution share premium, relating to the rights of the shareholders, the difference between the issuance price and of the new shares and their nominal value;

-	charge, as the case may be, the fees and expenses related to the share capital increases against the related premiums, and, if it deems it appropriate, deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new total share capital resulting from each issuance;

-	have shares, securities to be issued or securities issued through the exercise of securities giving access to shares to be issued, admitted to trading on a regulated market for ordinary shares or on any other financial market located outside the European Economic Area; and

-	take all necessary steps and enter into any agreements to successfully complete the authorized transaction, record the resulting increase(s), and amend the by-laws; and

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-	record the completion of the capital increases performed pursuant to this resolution, amend accordingly the by-laws and, perform any and all formalities and statements, and call for any authorizations that may be necessary to perform and complete these issuances successfully.

7.	Decides that the aforementioned delegation is granted for a period of 26 months as from the date of this General Meeting and terminates, with immediate effect, any previous delegation granted for the same purpose. It therefore supersedes the delegation granted by the General Meeting of June 20, 2024 in its 28th resolution, as amended by the general meeting of shareholders of December 11, 2024.

The Board of Directors may, within the limits it has previously set, subdelegate the power granted to it under this resolution.

The Board of Directors will inform the General Assembly each year of the final terms of the transactions performed in accordance with this resolution.

THIRTY-SECOND RESOLUTION (Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, in consideration for contributions in kind within the limits set by legal and regulatory provisions, excluding the case of a public exchange offer initiated by the Company)

The General Meeting, voting under the rules of quorum and majority required for extraordinary general meetings, having reviewed the Board of Directors’ report and the Statutory Auditors’ special report, duly noting that the share capital has been fully paid up, and acting pursuant to the provisions of Articles L. 225-129 et seq. of the French Commercial Code, in particular Articles L. 225-129-2, L. 22-10-53, and L. 228-91 et seq. of the French Commercial Code,

1.	Delegates to the Board of Directors, with the right to subdelegate under the conditions provided by French law, the authority to proceed, on the basis of the report of the Contribution Auditor(s), with, one or more issuances, in France and/or abroad, in euros or in any other currency or currency units established by reference to several currencies, of ordinary shares of the Company and/or securities giving access, immediately and/or in the future, to ordinary shares to be issued by the Company, in order to remunerate contributions in kind granted to the Company and consisting of equity securities or securities giving access to the share capital, when the provisions of Article L. 22-10-54 of the French Commercial Code are not applicable.

2.	Decides that the maximum nominal amount of the share capital increases that may be performed pursuant to this resolution shall not exceed the limit set by the laws and regulations in force at the time this authorization is used (currently 20% of the share capital of the Company at the date of the transaction), it being specified that this cap will count towards the ceiling set out in paragraph 2 of the 25th resolution of this General Meeting and towards the overall cap of one million euros (EUR 1,000,000) stipulated in paragraph 3 of the 24th resolution of this General Meeting. Added to those caps will be, as the case may be, the aggregate par value of any additional shares to be issued in order to preserve, in accordance with applicable laws and regulations, and, as the case may be, other contractual provisions that provide for other cases of adjustment, the rights of holders of securities giving access to the share capital of the Company.

3.	Decides that securities giving access, immediately or in the future, to ordinary shares to be issued by the Company may notably consist of debt securities or be associated with the issuance of such securities, or allow their issuance as intermediate securities, and that the debt securities issued pursuant to this resolution may take the form of subordinated or non-subordinated securities with a fixed or indefinite term and be issued in euros, or in any other currency or currency units established by reference to several currencies.

The maximum nominal amount of debt securities that may be issued pursuant to this resolution shall not exceed two hundred million euros (EUR 200,000,000) or the counter-value of this amount in another currency or in any currency units established by reference to several currencies, it being specified that this cap cannot exceed the overall cap stipulated in paragraph 4 of the 24th resolution of this General Meeting. This cap is independent from the debt securities whose issuance would be decided on or authorized by the Board of Directors in accordance with Article L. 228-40 of the French Commercial Code.

4.	Acknowledges that this resolution includes the waiver of the shareholders’ preemptive subscription rights over ordinary shares of the Company to which any securities issued pursuant to this resolution may entitle them.

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5.	Decides that the Board of Directors will have full authority, with the right to subdelegate under the conditions provided by French law, to implement this resolution, and in particular to:

-	decide, pursuant to the special report of the Contribution Auditors, referred to in the 1st and 2nd paragraphs of Article L. 22-10-53 of the French Commercial Code, on the valuation of the contributions and the granting of any special benefits;

-	draw up a list of the shares or the securities brought to the exchange, set the exchange parity and, as the case may be, the amount of the cash balance to be paid;

-	determine the dates, terms and conditions of the issuance, and in particular the price and the date of their entitlement to dividends, which may be retroactive, of the new ordinary shares or securities giving access, immediately and/or in the future, to the share capital of the Company;

-	charge, as the case may be, the fees and expenses related to the share capital increases against the related premiums, and, if it deems it appropriate, deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new total share capital resulting from each issuance;

-	take all necessary measures to preserve the rights of the holders of securities or other rights giving access to the share capital of the Company, in accordance with applicable laws and regulations and, as the case may be, contractual provisions that provide for other cases of adjustment;

-	have shares, securities to be issued or securities issued through the exercise of securities giving access to shares to be issued, admitted to trading on a regulated market for ordinary shares or on any other financial market located outside the European Economic Area; and

-	record the completion of the share capital increases performed pursuant to this resolution, amend accordingly the by-laws and, perform any and all formalities and statements, and call for any authorizations that may be necessary to perform and complete these issuances successfully.

6.	Decides that the aforementioned delegation is granted for a period of 26 months as from the date of this General Meeting and terminates, with immediate effect, any previous delegation granted for the same purpose. It therefore supersedes the delegation granted by the General Meeting of June 20, 2024 in its 29th resolution, as amended by the general meeting of shareholders of December 11, 2024.

The Board of Directors may, within the limits it has previously set, subdelegate the power granted to it under this resolution.

The Board of Directors will inform the General Assembly each year of the final terms of the transactions performed in accordance with this resolution.

THIRTY-THIRD RESOLUTION (Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, by the Company reserved for members of a company savings plan to be set up by the Company under the conditions provided for in Article L.3332-18 et seq. of the French Code de travail, without shareholders' preferential subscription rights)

The General Meeting, voting under the rules of quorum and majority required for extraordinary meetings, and having reviewed the Board of Directors’ report and the Statutory Auditors’ special report prepared in accordance with applicable laws and pursuant to the provisions of Articles L. 225-129 et seq. of the French Commercial Code, Articles L. 225-129-2, L. 225- 129-6, L. 225-138 I of the French Commercial Code, and Article L.3332-18 et seq. of the French Code du Travail.

1.	Delegates to the Board of Directors, with the right to subdelegate under the conditions provided by French law, the authority to proceed with, one or more issuances, in the amount and at the times it deems appropriate, on its own initiative, of ordinary shares of the Company and/or securities giving access immediately and/or in the future, to ordinary shares to be issued by the Company, reserved for employees of the Company and its affiliates pursuant to Article L. 225-180 of the French Commercial Code, who are members of a company savings plan, to be instituted at the initiative of the Company and/or any mutual funds through the intermediary from which the new shares thus issued would be subscribed by them.

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2.	Decides that the maximum nominal amount of the share capital increases that may be performed, immediately or in the future, pursuant to this resolution shall not exceed four thousand three hundred euros (EUR 4,300), it being specified that this cap will count towards the overall cap of one million euros (EUR 1,000,000) stipulated in paragraph 3 the 24th resolution of this General Meeting. Added to those caps will be, as the case may be, the aggregate par value of any additional shares to be issued in order to preserve, in accordance with applicable laws and regulations, and, as the case may be, other contractual provisions that provide for other cases of adjustment, the rights of holders of securities giving access to the share capital of the Company.

3.	Decides, to waive shareholders’ preemptive rights to ordinary shares of the Company and/or securities to be issued, where applicable freely granted, pursuant to this resolution which includes the waiver of the shareholders’ preemptive subscription rights to the ordinary shares of the Company to which the securities that would be issued pursuant to this resolution entitle them.

4.	Acknowledges that this resolution includes the waiver of the shareholders’ preemptive subscription rights over ordinary shares of the Company shares to which any securities issued pursuant to this resolution may entitle them.

5.	Decides that the issuance price for new shares or securities to be issued pursuant to this resolution shall be set in accordance with Article L. 3332-19 of the French Code du travail, and decide to set the maximum discount at 20%. However, the General Shareholders’ Meeting expressly authorizes the Board of Directors to reduce this discount or not to grant it, in particular in accordance with the regulations applicable in the countries where the new shares or securities to be issued will be offered.

6.	Decides, pursuant to the provisions of Article L.3332-21 of the French Code du travail, that the Board of Directors may freely grant to the beneficiaries, as defined above, newly issued shares or shares to be issued or other securities giving access to the Company's share capital to be issued or already issued in respect of (i) the contribution that may be paid pursuant to the regulations governing company savings plans, and/or (ii) where applicable, the discount.

7.	Decides that, in the event that the beneficiaries as defined above have not subscribed to the entire share capital increase within the time limit allotted, the share capital increase would only be performed for the amount of the shares subscribed, and that the unsubscribed shares may be offered again to the said beneficiaries within the scope of a subsequent capital increase.

8.	Decides

that the Board of Directors will have full authority, within the limits and conditions specified above, to determine the terms and conditions of share capital increases, defer them, and in particular to:

-	establish a savings plan, in accordance with Articles L. 3332-1 et seq. of the French Code du travail;

-	decide that the issuances may be performed directly to the advantage of the beneficiaries or through collective securities investment funds (UCITS);

-	determine the terms and conditions of the issuances, to be made pursuant to this resolution and in particular dividend rights, the terms and conditions for paying up, the subscription price of ordinary shares or securities giving access to the capital under the legal conditions;

-	determine the opening and closing dates of subscriptions;

-	set the timeframe allotted to subscribers for the payment of their ordinary shares or securities giving access to the share capital of the Company;

-	take all due measures to preserve the rights of the holders of securities or other rights giving access to the share capital of the Company, in accordance with applicable laws and regulations and, as the case may be, other contractual provisions that provide for other cases of adjustment;

-	record the completion of the share capital increases performed pursuant to this resolution and amend the by-laws accordingly, perform any and all formalities and statements, and call for any authorizations;

-	charge, as the case may be, the fees and expenses related to the share capital increases against the related premiums, and, if it deems it appropriate, deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new total share capital resulting from each issuance;

-	have shares, securities to be issued or shares to be issued by the exercise of the right attached to the securities giving access to the share capital, admitted to trading on a regulated market or any other financial market located outside the European Economic Area; and

-	perform any and all formalities and statements, and call for any authorizations that may be necessary to perform and complete these issuances successfully.

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9.	Decides that the aforementioned delegation is granted for a period of 26 months as from the date of this General Meeting and terminates, with immediate effect, any previous delegation granted for the same purpose.

THIRTY-FOURTH RESOLUTION (Delegation of authority to the Board of Directors to increase the share capital of the Company by incorporating reserves, profits or premiums)

The General Meeting, voting under the rules of quorum and majority required for extraordinary general meetings, having reviewed the Board of Directors’ report and in accordance with the provisions of Articles L. 225-129-2 and L. 22-10-50, of the French Commercial Code,

1.	Delegates to the Board of Directors, with the right to subdelegate under the conditions provided by French law, the authority to proceed with, one or more issuances, in the amount and at the times it deems appropriate, by incorporation, successive or simultaneous, into the share capital of reserves, profits, premiums or any other sums whose capitalization may be allowed, to be realized by increasing the par value of existing ordinary share and/or by granting new ordinary shares free of charge.

2.	Decides that the maximum nominal amount of the share capital increases that may be performed, immediately or in the future, pursuant to this resolution shall not exceed twenty thousand euros (EUR 20,000) it being specified that this cap is set independently and separately from the caps for share capital increases resulting from issuances of ordinary shares or securities authorized by the other resolutions submitted to this General Meeting and by the resolutions adopted, and still in force, at any previous General Meeting, and that added to those caps will be, as the case may be, the aggregate par value of any additional shares to be issued in order to preserve, in accordance with applicable laws and regulations, and, as the case may be, other contractual provisions that provide for other cases of adjustment, the rights of holders of securities giving access to the share capital of the Company.

3.	Decides that the Board of Directors will have full authority, with the right to subdelegate under the conditions provided by French law, to implement this resolution, and in particular to:

-	determine the amount and nature of the sums to be incorporated into the share capital of the Company;

-	determine the number of new ordinary shares to be issued and/or the amount by which the nominal value of the existing shares composing of the share capital will be increased;

-	determine the date of their entitlement to dividends, which may be retroactive, or from which the increase in the par value of existing equity securities will take effect;

-	decide, where applicable, that fractional rights will be neither negotiable nor transferable and that the corresponding shares will be sold, the sums resulting from the sale being allocated to the holders of the rights within the period provided for by the applicable regulations;

-	take all necessary measures to protect the rights of holders of securities or other rights giving access to the share capital of the Company, in accordance with applicable laws and regulations and, contractual provisions providing for other cases of adjustment;

-	charge, as the case may be, the fees and expenses related to the share capital increases against the related premiums, and, if it deems it appropriate, deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new total share capital resulting from each issuance;

-	have shares admitted to trading on a regulated market or any other financial market located outside the European Economic Area; and

-	record the completion of the capital increases performed pursuant to this resolution, amend accordingly the by-laws and, perform any and all formalities and statements, and call for any authorizations that may be necessary to perform and complete these issuances successfully.

4.	Decides that the aforementioned delegation is granted for a period of 26 months as from the date of this General Meeting and terminates, with immediate effect, any previous delegation granted for the same purpose. It therefore supersedes the delegation granted by the General Meeting of June 20, 2024 in its 31st resolution.

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THIRTY-FIFTH RESOLUTION (Decision to be taken in application of article L. 225-248 of the French Commercial Code (shareholders' equity less than half the share capital)

The General Meeting, voting under the rules of quorum and majority required for extraordinary general shareholders’ meetings, having reviewed the Board of Directors’ report and in accordance with Article L. 225-248 of the French Commercial Code,

Acknowledges that the losses recorded in the Company's annual financial statements show that shareholders' equity is less than half the share capital, and that it is therefore incumbent on the Board to decide whether to dissolve the Company early,

Acknowledges that if dissolution is ruled out, the Company will have a period of time, in accordance with the provisions of Article L 225-248 paragraph 2 of the French Commercial Code, expiring at the latest at the close of the second financial year following that in which the losses were recognized, to regularize the situation, in accordance with the conditions laid down by the legal and regulatory provisions in force,

Resolves, in view of the foregoing, not to dissolve the Company early and to continue its operations,

Acknowledges that this decision will be subject to the publicity measures provided for by the legal and regulatory provisions in force, and that the Company will be required to reconstitute its shareholders' equity within the aforementioned timeframe.

THIRTY-SIXTH RESOLUTION (Harmonization of the articles of association of the Company with applicable laws and regulations, including some provisions of the French Law no. 2024-537 of June 13, 2024 aimed at increasing business financing and France's attractiveness)

The General Meeting, voting under the rules of quorum and majority required for extraordinary general shareholders’ meetings, having reviewed the Board of Directors’ report, decides to harmonize the articles of association of the Company with applicable laws and regulations, including some provisions of the French Law no. 2024-537 of June 13, 2024 aimed at increasing business financing and France's attractiveness,

Decides :

-	to amend article 17 (Board Discussions) of the articles of associations as follows:

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For the purposes of calculating quorum and majority, unless otherwise specified, directors are deemed to be present if they take part in the Board meeting by video conference or by telecommunication the nature and terms of implementation of which are determined by current regulations.

A member of the Board of Directors may give a written proxy to another Board member to represent him at a Board meeting.

Each member of the Board of Directors can, for the same meeting, hold only one proxy received according to the previous paragraph.

The provisions of the two paragraphs above apply to the permanent representative of a legal person.

Where a Works Council has been set up, the representatives on that Council, appointed in accordance with the Labour Code, must be invited to all Board meetings.

The Board of Directors may also take decisions by written consultation of the directors under the conditions laid down by laws.

For the purposes of calculating quorum and majority, ~~unless otherwise specified,~~ directors are deemed to be present if they take part in the Board meeting by any telecommunication mean allowing their identification and guaranteeing their effective attendance, which the nature and terms of implementation of which are determined by current regulations.

A member of the Board of Directors may give a written proxy to another Board member to represent him at a Board meeting.

Each member of the Board of Directors can, for the same meeting, hold only one proxy received according to the previous paragraph.

The provisions of the two paragraphs above apply to the permanent representative of a legal person.

Where a Works Council has been set up, the representatives on that Council, appointed in accordance with the Labour Code, must be invited to all Board meetings.

Translation for information purpose only

At the initiative of the Chairman of the Board of Directors, the Board of Directors may also take its decisions by written consultation, including by electronic way.

In this case, the Chairman of the Board of Directors shall communicate to the directors by any means, including electronically, the items on the agenda submitted for consultation, the text of the proposed draft decisions, as well as any other document or information necessary for them to make a decision, indicating the procedures for taking part in the written consultation and the period allowed for responding. This period is determined and assessed by the Chairman of the Board of Directors on the basis of the purpose of the consultation, the urgency or the time required for the directors to consider the matter, and may, where appropriate, be extended by the Chairman of the Board of Directors.

Any director may object to the use of written consultation by sending an e-mail to the Chairman within 48 hours of the consultation being sent. In the event of an objection, the Chairman shall immediately inform the other directors and convene a meeting of the Board of Directors. Any director who expresses and communicates his vote to the Chairman within the same period is deemed to have waived his right to object.

Directors shall express their vote in favor or against each proposal, or their wish to abstain from voting, in writing, including by electronic means, addressed to the author of the consultation. Each director may ask any question necessary for his or her consideration or address any comment to the Chairman of the Board of Directors, within a timeframe compatible with that of the written consultation.

If the directors fail to respond to the written consultation within the required period, they shall be deemed to be absent and not to have taken part in the decision, unless the Chairman grants an extension.

The Board of Directors may only validly deliberate if at least half of its members have voted in the written consultation. Decisions are taken by a majority of the members who took part in the written consultation. In the event of a tie, the Chairman of the Board has the casting vote. The Chairman consolidates the votes of the directors and informs the members of the Board of Directors of the result of the vote.

Translation for information purpose only

-	to amend article 22 (Related-party transactions) of the articles of associations as follows:

Curent version	New version
The report provided for in Article L. 225-102 of the Commercial Code mentions (except where they concern day-to-day transactions concluded at arm’s length) the transactions concluded directly or through an intermediary between, on the one hand (and where applicable), the chief executive officer, one of the deputy general managers, or one of the shareholders holding more than 10% of the Company’s voting rights and, on the other hand, another company in which the Company owns, directly or indirectly, more than half of the share capital.	The report provided for in Article L. 225-37 of the Commercial Code mentions (except where they concern day-to-day transactions concluded at arm’s length) the transactions concluded directly or through an intermediary between, on the one hand (and where applicable), the chief executive officer, one of the deputy general managers, or one of the shareholders holding more than 10% of the Company’s voting rights and, on the other hand, another company in which the Company owns, directly or indirectly, more than half of the share capital.

-	to amend article 24 (Auditors) of the articles of associations as follows:

Curent version	New version
One or more regular Auditors are appointed in accordance with Article L. 823-1 of the French Commercial Code and carry out their supervisory duties in accordance with the law.	One or more regular Auditors are appointed in accordance with applicable laws and carry out their supervisory duties in accordance with the law.

-	to amend article 26 (Calling and holding of general meetings) of the articles of associations as follows:

Curent version	New version
General Meetings are called either by the Board of Directors or by the Auditors, or by a representative appointed in court at the request either of one or more shareholders representing at least one twentieth of the capital or a group of shareholders meeting the conditions set out in article L. 225-120 of the Commercial Code or, in urgent circumstances, at the request of any interested party or the Works Council.	General Meetings are called either by the Board of Directors or by the Auditors, or by a representative appointed in court at the request either of one or more shareholders representing at least one twentieth of the capital or a group of shareholders meeting the conditions set out by law of the Commercial Code or, in urgent circumstances, at the request of any interested party or the Works Council.

ORDINARY RESOLUTION

THIRTY-SEVENTH RESOLUTION (Power for formalities)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings,

Grants full powers to the bearer of an original, copy or extract of the minutes of this General Meeting to carry out all publication and filing formalities, and generally to do whatever is necessary.

Translation for information purpose only

INFORMATION

Shareholder status

Pursuant to Article R. 22-10-28 of the French Commercial Code, will be able to participate in the General Meeting, the shareholders who will justify:

-	In the case of registered shares: of an account registration of said shares in the Company's registered share accounts by Tuesday May 20, 2025, zero hour, Paris time;

-	In the case of bearer shares: of an account registration of said shares (if applicable, in the name of the intermediary registered on behalf of the shareholder concerned in accordance with the legal and regulatory requirements) in the bearer securities accounts held by their intermediary by Tuesday May 20, 2025, zero hour, Paris time. The authorized intermediaries will deliver a certificate of securities ownership, as an appendix to the remote voting form or proxy form filled by the shareholder or on behalf of the shareholder represented by the registered intermediary.

Only those shareholders who can prove their status by or before Tuesday May 20, 2025, zero hour, Paris time, under the conditions set out above, will be able to participate in this General Meeting.

Method of participation in the Shareholders' Meeting

Shareholders have several options for participating in the General Meeting. They can (1) vote while physically attending the General Meeting or (2) vote remotely or by proxy (a) by mail or (b) via Internet.

Pursuant to the provisions of Article R. 22-10-28, III, of the French Commercial Code, once a shareholder votes remotely, sends a proxy or asks for an admission card or a certificate to participate in the General Meeting, he or she will not be able to choose another method of participation.

1.	Vote by physically attending the General Meeting

The shareholders wishing to personally attend the General Meeting must request an admission card as soon as possible to receive the card in a timely manner:

-	For registered shareholders: either by returning the single form duly completed and signed using the pre-paid reply envelope enclosed with the invitation received by post mail; by logging in on the website www.sharinbox.societegenerale.com using their usual access codes or their login e-mail (if they have already activated their Sharinbox by SG Markets account), together with the password already in their possession. The password was sent to them by post when they contacted Société Générale Securities Services. It can be re-sent by clicking on "Get your codes" on the home page of the website. Once connected, shareholders should follow the on-screen instructions to access the VOTACCESS platform and request their admission card; the registered shareholder who has not received their admission card may spontaneously attend the General Meeting with a proof of identity document.

-	For holders of bearer shares: either by asking the authorized intermediary managing their share-accounts to send them an admission card. Should the admission card not be received by May 20, 2025, zero hour, Paris time, the shareholder shall ask the authorized intermediary managing their share-accounts to issue a certificate of participation in order to prove their status as shareholders; or by logging in on the Internet portal of their account holder with their usual access codes. The shareholder will then have to click on the icon that will appear on the line corresponding to their Inventiva shares to access the Votaccess website and follow the procedure described on the screen. Only the bearer shareholder whose account holder has subscribed to the Votaccess website will be able to fulfil their request for admission card via Internet.

On the day of the General Meeting, each shareholder will have to prove her quality during the registration process.

2.	Vote remotely or by proxy

The shareholders not physically attending the General Meeting will be able to vote remotely or to give proxy to the President of the General Meeting, to their spouse, to their partner with whom a pacte civil de solidarité has been made, to another shareholder or to any other individual or legal entity of their choosing, subject to the conditions set forth in Articles L. 225-106 and L. 22-10-30 of the French Commercial Code.

Translation for information purpose only

Pursuant to the provisions of Article R. 225-79 of the French Commercial Code, the proxy given by a shareholder to be represented must be signed by the shareholder. The proxy will specify his/her last name, first name and address, and will designate a proxy, including his/her last name, first name and address or for a legal entity, its corporate name and registered office. The proxy does not have the right delegate its duties to another individual or legal entity.

It is specified that, for any proxy without indication of an agent, the President of the General Meeting will vote in favor of adopting the draft resolutions presented or approved to by the Board of Directors and vote against adopting all other draft resolutions. To vote otherwise, the shareholders will have to designate an agent who will accept to vote as provided by the principal.

a.	To vote remotely or by proxy by mail:

For registered shareholders: a postal voting form or proxy form will be sent directly to them. This form should be returned in the prepaid T envelope enclosed with the notice of meeting.

For holders of bearer shares: from this day, the postal voting form or proxy form can be requested from the intermediaries managing their shares. Each demand must be addressed by the financial intermediary to the Services des Assemblées of Société Générale, 32, rue du Champs de Tir, CS 30812, 44308 Nantes Cedex 3 at the latest six days before the date of the General Meeting (Article R. 225-75 of the French Commercial Code). The single postal voting form or proxy form must be submitted with a certificate of securities ownership drawn up by the financial intermediary who will have to forward these documents to the Services des Assemblées of Société Générale, 32, rue du Champs de Tir, CS 30812, 44308 Nantes Cedex 3.

In any case, the postal voting form or proxy voting form duly filled and signed (and accompanied by the certificate of securities ownership for the bearer shares) must be returned in such a way that the Services des Assemblées of Société Générale or the Company can receive it at least 3 days before the date of the General Meeting (that is Monday May 19, 2025).

b.	To vote or give proxy via Internet

Shareholders also have the option of transmitting their voting instructions and giving or revoking a proxy via Internet before the General Meeting, on the website Votaccess, under the following conditions:

-	For registered shareholders: they will be able to access Votaccess to vote or give proxy via Internet by logging on to www.sharinbox.societegenerale.com, using their usual access codes or their login e-mail (if they have already activated their Sharinbox by SG Markets account), together with the password already in their possession. The password was sent to them by post when they contacted Société Générale Securities Services. It can be re-sent by clicking on "Get your codes" on the home page of the website. Once connected, follow the on-screen instructions to access the VOTACCESS platform.

they may also appoint or revoke a proxy by sending an e-mail bearing an electronic signature, obtained by them from an authorized third-party certifier under the legal and regulatory conditions in force, to the e-mail address agiva22052025@inventivapharma.com, specifying their surname, first name, address and Société Générale identifier for pure registered shareholders (information available at the top left of their account statement) or their identifier with their authorized intermediary for administered registered shareholders, as well as the surname, first name and address of the appointed or revoked proxy;

SGSS is available to answer shareholder queries from 9:30 a.m. to 6:00 p.m. on the following telephone number: + 33 (0)2 51 85 67 89;

-	For holders of bearer shares: they will have to log in on the Internet portal of their account holders with their usual access codes. They will then have to click on the icon that will appear on the line corresponding to their Inventiva shares to access the Votaccess website and follow the procedure described on the screen.

Beware, only those shareholders whose account holder has subscribed to Votaccess will be able to vote, give or revoke a proxy via Internet.

Translation for information purpose only

If the account holder of the shareholder has not subscribed to Votaccess, the notice of appointment and revocation of a proxy can nevertheless be effectuated by electronic means in accordance with the provisions of Articles R. 22-10-24 and R. 225-79 of the French Commercial Code according to the following procedures: by sending an e-mail with an electronic signature, obtained by them from a third party certifier duly authorized pursuant to legal and regulatory provisions in force, to the electronic address agiva22052025@inventivapharma.com specifying their last name, first name, address, and their share-account's full bank references, as well as the last name, first name and address of the appointed or revoked agent, and then by asking imperatively to the authorized intermediary managing their share-accounts to send a written confirmation to the Services des Assemblées of Société Générale.

In order for the duly signed and completed appointments or revocations of proxy to be validly taken into account, they must reach the Company no later than Monday, May 19, 2025.

The revocation of a proxy is carried out under the same conditions of form as those used for its appointment.

The secured platform Votaccess will be open as of Friday, May 2, 2025, 9 a.m., Paris time. The ability to vote, give or revoke a proxy via Internet prior to the General Meeting will end on Wednesday May 21, 2025, 3 p.m., Paris time. Shareholders are advised not to wait until the last days before the General Meeting to enter their instructions.

You are reminded that, in accordance with the provisions of Article R. 22-10-28 of the French Commercial Code:

-	Any shareholder who has carried out any of the above formalities may sell all or part of his shares. However, if the sale is carried out before the second (2nd) business day preceding the General Meeting at zero hour, Paris time, that is Tuesday May 20, 2025 the Company or its proxy cancels or modifies accordingly, depending on the case, the vote or proxy. To this end, the authorized intermediary holding the account notifies the Company or its authorized representative of the transfer and provides it with the necessary information;

-	If the sale occurs after this period, it does not have to be notified by the authorized intermediary or taken into consideration by the Company, notwithstanding any agreement to the contrary.

Submission of written questions and request for inclusion of agenda items or draft resolutions

Pursuant to Articles R. 22-10-22 and R. 225-73 of the French Commercial Code, shareholders who meet the legal requirements may request the inclusion of items or draft resolutions on the agenda of this General Meeting, which must be received by the Company no later than twenty-five (25) days prior to the date of said General Meeting, that is Sunday April 27, 2025.

In accordance with the provisions of Article R. 225-84 of the French Commercial Code, each shareholder will have the right to submit written questions to the Board of Directors no later than the fourth (4th) business day preceding the date of the Shareholders' Meeting, i.e. Friday May 16, 2025.

Requests for the inclusion of items or draft resolutions as well as submissions of written questions must be sent to the Company's registered office by registered letter with acknowledgement of receipt. They must be accompanied by a certificate of account registration.

In case of items or draft resolutions that shall be placed on the agenda, a new certificate must be provided to the Company, proving that the shares are registered on the second (2nd) business day preceding the General Meeting, at zero hour, Paris time, that is Tuesday May 20, 2025.

Requests for the inclusion of draft resolutions should be accompanied by the text of the draft resolutions, with a brief explanatory statement where appropriate.

The draft resolutions presented, if any, by shareholders, as well as the list of items added, if any, to the agenda at their request, will be mentioned in the notice of meeting.

Translation for information purpose only

Right of communication

All the documents and information provided for in Article R. 22-10-23 of the French Commercial Code (in particular the text of the draft resolutions presented to the General Meeting by the Board of Directors) can be consulted on the Company's website (www.Inventivapharma.com) as of the twenty first day preceding the Meeting, that is Thursday May 1, 2025.

All the documents referred to in Articles R. 225-89 seq. of the French Commercial Code will be made available to shareholders at the Company's registered office as of the publication of the notice of meeting or on the fifteenth day preceding the General Meeting at the latest, depending on the document concerned.

Shareholders are informed that a notice of meeting will be published in the French Bulletin des announces Légales Obligatoires at least fifteen (15) days before the date of the General Meeting, listing any changes made to the agenda following requests for inclusion of draft resolutions submitted by shareholders and/or the works council.

Audiovisual broadcasting

In accordance with Article R. 22-10-29-1 of the French Commercial Code, the General Meeting will be broadcast live in its entirety via the following link: https://inventivapharma.com/fr/investisseurs/assemblees-generales/. A recording of the General Meeting will be available for consultation on the Company's website no later than seven (7) working days after the date of the General Meeting and for at least two (2) years from the date it goes online.

The Board of Directors